Exhibit 99.1

HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Report of Registered Public Accounting Firm

Pension Review Committee of the Board of Directors

Huntington	Bancshares Incorporated

We have audited the accompanying statements of net assets available for benefits of the Huntington Investment and Tax Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Huntington Investment and Tax Savings Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 28, 2004

HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(Amounts in dollars)	2003	2002
ASSETS

Investments, at market value:
Huntington Bancshares Incorporated Common Stock	$187,576,449	$164,904,623

Mutual Funds	120,353,958	80,205,964

Total Investments	307,930,407	245,110,587

Notes receivable from participants	1,873	3,191

Accrued dividends, interest receivable, and other assets	1,491,179	1,504,805

Cash and cash equivalents	937,984	646,107

TOTAL ASSETS	310,361,443	247,264,690

LIABILITIES

Dividends payable to Plan participants	1,489,299	451,959

NET ASSETS AVAILABLE FOR BENEFITS	$308,872,144	$246,812,731

See notes to financial statements.

HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
(Amounts in dollars)	2003	2002
ADDITIONS
Investment income:
Cash dividends on Huntington Banchares Incorporated Common Stock	$5,752,389	$5,887,554
Cash dividends on Mutual Funds	1,851,034	1,259,209
Interest	41,287	95,309

	7,644,710	7,242,072

Contributions:
Employees	18,419,200	16,531,579
Employer	8,704,737	8,346,597

	27,123,937	24,878,176

Total Additions	34,768,647	32,120,248

DEDUCTIONS
Benefit distributions and other withdrawals	23,197,736	33,507,113

Total Deductions	23,197,736	33,507,113

Net realized and unrealized appreciation (depreciation) in market value of investments	50,488,502	(8,328,003)

Net increase (decrease) in assets available for benefits	62,059,413	(9,714,868)

Net assets available for benefits at beginning of year	246,812,731	256,527,599

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$308,872,144	$246,812,731

See notes to financial statements.

HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

Note 1 – Significant Accounting Policies and Description of the Plan

Basis of Presentation — The financial statements of the Plan are presented on the accrual basis and are prepared in conformity with U.S. generally accepted accounting principles.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts of assets and liabilities, and changes therein, reported in the financial statements. Actual results could differ from those estimates.

Income Taxes — The Plan has received a determination letter from the Internal Revenue Service dated December 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Huntington Bancshares Incorporated (Huntington) believes the Plan is being operated in compliance with applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is qualified and exempt from federal income and state franchise taxes.

General Description of the Plan — The Plan is a defined contribution plan that was initially adopted by the Board of Directors of Huntington on September 29, 1977, to be effective January 1, 1978 to provide benefits to eligible employees of Huntington, as defined in the Plan document. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions. On December 13, 2000, Huntington’s Common Stock held in accounts of participants who elected to have all or a portion of their accounts invested in Huntington’s Common Stock were designated an Employee Stock Ownership Plan (ESOP). The ESOP forms a portion of the Plan.

On December 7, 1992, the Plan was amended and restated, effective January 1, 1987, to comply with the Internal Revenue Code of 1986, as amended. The Plan was again restated October 13, 1994, with a general effective date of January 1, 1987, to incorporate provisions concerning merged plans. The Plan was again amended and restated November 19, 1997, effective at April 1, 1998.

From time to time, the Plan has been amended and restated. The current restatement is effective January 1, 1997 unless the restated document provides another effective date. A First Amendment to the Plan was adopted October 16, 2002 to bring the Plan into compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) and to effect other changes. EGTRRA changes are generally effective January 1, 2002.

Funding and Vesting — Eligible employees may enroll on the first day of the month following six months of employment and attainment of age 21. Participants may elect to make pre-tax contributions of up to 25% of their eligible compensation. Prior to August 1, 2002, participants were limited to pre-tax matched contributions up to 15% of their eligible compensation. Huntington will make a matching contribution equal to 100% on the first 3% of participant elective deferrals and 50% on the next 2% of participant elective deferrals. Employee and employer contributions are fully vested at all times. Plan participants are permitted to direct pre-tax elective deferrals and employer matching contributions to any combination of nineteen investment options, including Huntington Common Stock. An active participant may change or suspend pre-tax elective deferrals pursuant to the terms set forth in the Plan document.

Administration — The Plan administrator is Huntington. Portions of Plan administration have been delegated by the Plan administrator to a committee of employees appointed by the Board of Directors of Huntington. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code (the Code) and the provisions of ERISA, as amended.

Participants are charged a fixed amount for administration of the Plan. All other administrative fees are paid from the general assets of Huntington through a reduction in investment earnings.

Contributions — Employee and Employer contributions to participants’ accounts in the Plan are invested pursuant to the participants’ investment direction elections on file at the time the contributions are allocated to the participants’ accounts. Plan assets are held in mutual funds or Huntington Common Stock by the trust division of The Huntington National Bank (the Plan Trustee), a wholly-owned subsidiary of Huntington. The Plan Trustee purchases and sells shares of Huntington Common Stock on the open market at market prices. Additionally, the Plan Trustee may directly purchase from, and sell to, Huntington, at market prices, shares of Huntington Common Stock. The Plan Trustee purchases and redeems shares of mutual funds in accordance with rules of the mutual funds.

Benefit Distributions and Other Withdrawals — A participant may request that the portion of his or her account that is invested in Huntington Common Stock be distributed in shares of Huntington Common Stock with cash paid in lieu of any fractional shares. All other distributions from the Plan are paid in cash.

Distributions and withdrawals are reported at market value.

Participants are permitted to take distributions and withdrawals from their accounts in the Plan under the circumstances set forth in the Plan document. Generally, participants may request withdrawal of funds in their account attributable to: (i) rollover contributions; (ii) after-tax contributions; and (iii) pre-April 1, 1998, Employer contributions. Employee pre-tax elective deferrals and post April 1, 1998, Employer matching contributions are subject to special withdrawal rules and generally may not be withdrawn from the Plan prior to a participant’s death, disability, termination of employment, or attainment of age 59 1/2. Certain distributions of Employee pre-tax deferrals may be made, however, in the event a participant requests a distribution due to financial hardship as defined by the Plan. Participants should refer to the Summary Plan Description for a complete summary of the Plan provisions. Participants may withdraw up to 100% of their account balances in the Plan for any reason after they have reached age 59 1/2.

Effective October 1, 2002, Plan participants have the option of reinvesting cash dividends paid on Huntington Common Stock or having dividends paid in cash. Dividends on Huntington Common Stock were distributed in cash to Plan participants during the period beginning December 13, 2000 and ending October 1, 2002. Prior to December 13, 2000, cash dividends on Huntington Common Stock were reinvested in Huntington Common Stock.

Cash Dividends and Interest Income — Dividends are recognized as of the record date. Interest is recorded on an accrual basis when earned.

Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year end.

Note 2 - Investments

The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Huntington’s Common Stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates, or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

As of December 31, 2003, the separate investment options offered by the Plan are as follows:

Huntington Bancshares Incorporated Common Stock: This consists mainly of shares of Huntington Bancshares Incorporated Common Stock. However, a small percentage is invested in a money market fund to maintain liquidity for participant distributions and fund reallocations. Cash dividends received on Huntington Bancshares Incorporated Common Stock are reinvested in the fund unless a participant affirmatively elects to have these cash dividends paid directly to them in cash. Huntington Bancshares Incorporated Common Stock is listed as HBAN on the National Association of Securities Dealers Automated Quotation System (NASDAQ).

Vanguard S&P Index 500 Fund: This fund seeks to mirror, as closely as possible, the performance of the Standard and Poor’s (S&P) 500 Composite Stock Price Index, which emphasizes stocks of large companies. Accordingly, the fund invests in stocks that are included in the S&P 500 Stock Index.

Vanguard Wellington Fund: This fund seeks to conserve capital and to provide moderate long-term capital growth and moderate income by investing in stocks, bonds, and money market instruments. The fund invests 60% to 70% of its assets in dividend-paying stocks of large and medium-sized companies. The remaining 30% to 40% of assets are invested in high-quality longer-term corporate bonds, with some investment in Treasury, government agency, and mortgage-backed bonds.

Huntington Money Market Fund: This fund seeks to provide safety of principal and interest, a reasonable rate of interest income, little or no fluctuation of principal, and liquidity. Investments typically include short-term debt securities, including commercial paper, certificates of deposit, bankers acceptances, and government securities.

T. Rowe Price Mid Cap Growth Fund: This fund seeks long-term growth of capital by investing in common stocks of medium and large capitalization companies.

T. Rowe Price Small Cap Stock Fund: This fund seeks long-term growth of capital by investing in common stocks of small capitalization companies.

Managers Special Equity Fund: This fund seeks long term capital appreciation through a diversified portfolio of equity securities of small and medium sized companies.

The Huntington Fixed Income Securities Fund: This fund seeks to achieve high current income without assuming a great deal of credit risk. This fund invests in high quality corporate bonds, U.S. Treasuries, and government agencies in order to help investors increase their income potential without assuming a great deal of credit risk. Maturity ranges are from overnight to 30 years. In selecting securities for the fund, the portfolio manager considers various “top down” economic factors including Federal Reserve policies and spreads between different types of fixed income securities. A proprietary credit evaluation system is employed to further enhance returns.

Huntington Short and Intermediate Fixed Income Fund: This fund seeks to achieve high current income with low to moderate volatility. The fund seeks to achieve current income by investing in fixed income securities with a maturity for individual issues of five years or less at the time of purchase and a dollar weighted average portfolio maturity of more than two, but less than five years.

Fidelity Low-Priced Stock Fund: This fund seeks capital appreciation by investing in low priced common stocks, which can lead to investment in small and medium sized companies. The issuing companies often have market capitalizations of less than $100 million, and some have a negative net worth.

American Funds EuroPacific Growth Fund: This fund seeks long-term growth of capital by investing in securities of companies domiciled outside the United States, usually located in Europe and the Pacific Basin. However, the fund may invest in securities of developing countries as well.

Huntington Intermediate Government Income Fund: This fund seeks to achieve a high level of income with a relatively low level of risk tolerance. The fund seeks to provide a high level of current income by investing in a combination of U.S. Treasury, government agency, and the highest quality mortgage backed securities. It is expected that these issues will have an average maturity between three and ten years with no single issue having an average life of longer than fifteen years.

Huntington Income-Equity Fund: This fund seeks to achieve current income and moderate appreciation of both capital and income by investing in income-producing securities, such as stocks of companies having the potential to pay high dividends.

Huntington Growth Fund: This fund seeks long-term capital appreciation by investing primarily in equity securities. The fund invests primarily in medium to large companies with an emphasis on quality, market dominance, and growth.

The Huntington Mid-Corp America Fund: This fund focuses on the 2000 companies in the middle of the Russell 3000 Index, concentrating on companies with outstanding growth characteristics.

The Huntington Dividend Capture Fund: This fund is a value-oriented fund that tries to generate higher income for investors by identifying dividend-paying stocks and hedging against adverse market swings. The fund invests primarily in dividend-paying common and preferred stocks that the managers can acquire prior to ex-dividend date in order to “capture” the dividend. Option contracts may or may not be employed to serve as a hedge against downside fluctuations.

Huntington Rotating Markets Fund: This fund seeks to approximate the returns of various equity market indices as determined by the investment advisor to be the most favorable in a given market environment. The fund will pursue its objective by investing substantially all of its assets in the stocks that comprise the equity index selected by the investment advisor. In determining which equity index the fund will seek to emulate, the investment advisor will use “top-down” analysis to evaluate broad economic trends, anticipate shifts in the business cycle, and determine which sectors or industries may benefit most over the next year. The investment advisor will continually monitor the market environment and may shift the index that the fund emulates when it is determined that another equity index is more favorable given the current market environment.

The Huntington New Economy Fund: This aggressive fund is targeted towards long-term investors seeking capital appreciation. The fund invests primarily in science and technology companies with the highest potential for growth.

Huntington International Equity Fund: This fund is an aggressive fund investing in international stocks with above-average growth potential. At least 80 percent of the fund’s assets will be invested in stocks of companies chosen from more than 25 countries in Europe, Asia, and Canada.

The following individual investments represent 5 percent or more of the fair value of net assets available for benefits as of December 31:

(Amounts in dollars)	2003	2002
Huntington Bancshares Incorporated Common Stock	$187,576,499	$164,904,623
Vanguard S&P Index 500 Fund	23,131,425	16,376,211
Vanguard Wellington Fund	17,863,164	12,936,969
T. Rowe Price Mid Cap Growth Fund	17,176,119	*

*	This investment did not exceed 5% of net assets.

The Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in carrying value for the years ended December 31, as follows:

(Amounts in dollars)	2003	2002
Huntington Bancshares Incorporated Common Stock	$31,410,826	$5,670,140
Equity and Fixed Income Mutual Funds	19,077,676	(13,998,143)

Net appreciation (depreciation)	$50,488,502	$(8,328,003)

Note 3 - Party-In-Interest Transactions

The Plan held the following party-in-interest investments (at fair value) at December 31:

(Amounts in dollars)	2003	2002
Huntington Bancshares Incorporated Common Stock	$187,576,449	$164,904,623
Huntington Money Market Fund	11,969,490	10,226,299
Huntington Income-Equity Fund	7,736,485	2,391,358
Huntington Fixed Income Securities Fund	7,023,292	1,601,376
Huntington Growth Fund	6,421,284	4,979,161
Huntington New Economy Fund	4,269,166	391,168
Huntington Dividend Capture Fund	2,447,259	938,206
Huntington Mid-Corp America Fund	1,810,319	1,040,567
Huntington Rotating Markets Fund	887,651	427,586
Huntington Short and Intermediate Fixed Income Fund	866,369	—
Huntington International Equity Fund	750,493	231,153
Huntington Intermediate Government Income Fund	559,205	—

Costs and expenses incurred in administering the Plan paid by Huntington, including brokerage commissions and fees in connection with each purchase of securities, totaled $213,066 for 2003 and $582,293 for 2002.

Note 4 - Notes Receivable from Participants

In conjunction with the merger of First Michigan Bank Corporation into Huntington, the First Michigan Bank Corporation Cash Option Plan (the First Michigan Plan) merged into the Plan effective as of April 1, 1998. The loan fund represents the transfer of the outstanding participant loan balances in the First Michigan Plan to the Plan. Additionally, the loan fund represents the transfer of outstanding participant loan balances to the Plan on October 1, 2000 resulting from the merger of Empire Banc Corporation’s 401(k) Plan (the Empire Plan) into the Plan. While the Plan does not allow participants to take loans against their account balances, participants with outstanding loans in the First Michigan Plan and the Empire Plan at the time of their merger into the Plan are permitted to repay outstanding loans. Each loan, by its terms, must be repaid within 5 years, unless it is a loan for a participant’s principal residence. The loans bear interest at a market rate fixed at the date of origination. Principal and interest is paid by participants through payroll deductions authorized by the participant currently employed by Huntington. Individuals previously under the First Michigan Plan who have terminated employment are permitted to repay principal and interest on an installment basis. Individuals with loans previously under the Empire Plan are required to repay the loans at time of termination.

As of December 31, 2003 and 2002, these notes receivable from participants totaled $1,873 and $3,191, respectively.

Note 5 - Cash and Cash Equivalents

Cash and cash equivalents primarily represent funds temporarily invested in the Huntington Money Market Fund to provide liquidity for fund reallocations and distributions.

Note 6 - Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. There were no amounts allocated to these participants at December 31, 2003 and 2002.

Note 7 – Plan Termination

Huntington intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

Huntington Investment and Tax Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2003

EIN: 31-0724920

Plan Number: 002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Fair Value
Common Stock:
Huntington Bancshares Incorporated Common Stock *	8,336,763 shares	$124,328,412	$187,576,449

Total Common Stock		124,328,412	187,576,449

Mutual Funds:
Vanguard S&P Index 500 Fund	225,296 units	22,475,354	23,131,425
Vanguard Wellington Fund	620,029 units	16,723,984	17,863,164
T. Rowe Price Mid Cap Growth Fund	400,364 units	13,813,987	17,176,119
Huntington Money Market Fund *	11,969,490 units	11,969,490	11,969,490
Fidelity Low-Priced Stock Fund	275,886 units	8,006,827	9,650,783
Huntington Income-Equity Trust Fund *	237,461 units	6,930,972	7,736,485
Huntington Fixed Income Securities Fund *	327,881 units	7,038,449	7,023,292
Huntington Growth Fund*	164,817 units	6,480,000	6,421,284
EuroPacific Growth Fund	192,477 units	4,553,556	5,761,114
Huntington New Economy Fund *	361,784 units	3,388,972	4,269,166
Huntington Dividend Capture Fund *	220,272 units	2,216,302	2,447,259
Huntington Mid-Corp America Fund *	152,635 units	1,517,868	1,810,319
T. Rowe Price Small Cap Growth Fund	48,995 units	1,291,576	1,366,038
Huntington Rotating Markets Fund *	94,326 units	751,134	887,651
Huntington Short and Intermediate Fixed Income Fund *	43,580 units	871,198	866,369
Huntington International Equity Fund *	84,037 units	631,710	750,493
Managers Special Equity Fund	8,463 units	600,319	664,302
Huntington Intermediate Government Fund *	52,507 units	570,650	559,205

Total Mutual Funds		109,832,348	120,353,958

Total Investments		$234,160,760	$307,930,407

Notes Receivable from Participants:	$1,873 principal amount; interest rate of 10.00%; maturing in 2005.	—	1,873

*	Indicates party-in-interest to the Plan.